

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 11, 2009

Mr. David N. Naylor
President and Chief Executive Officer
Northern Explorations Ltd.
8655 East Via De Ventura, Suite G200
Scottsdale, AZ 85258

> **Re: Northern Explorations Ltd.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2008**
> **Filed April 16, 2009**
> **File No. 333-125068**

Dear Mr. Naylor:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Diane Dalmy
        (303) 988-6954